UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

(Registrant’s Name)

9/F Chinachem Leighton Plaza

29 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K, including the exhibit hereto, is hereby incorporated by reference into the Registration Statement on Form F-3 (No. 333-294722) filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 30, 2026 and the prospectus supplement (No. 333-294722) filed with the Commission on March 30, 2026 by Regencell Bioscience Holdings Limited (the “Company”), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Regencell Bioscience Holdings Limited Announces Changes in Registrant’s Certifying Accountant

Regencell Bioscience Holdings Limited (Nasdaq: RGC) (the “Company”) today announced that its board of directors and the audit committee have approved the dismissal of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm, effective April 16, 2026. The Company’s board of directors and its audit committee have approved the appointment of HTL International, LLC (“HTL”) as the Company’s independent registered public accounting firm, effective April 16, 2026, to audit the consolidated financial statements of the Company as of and for the year ending June 30, 2026.

Marcum Asia’s audit report on the Company’s consolidated financial statements as of and for the years ended June 30, 2024 and 2025 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except for an explanatory paragraph related to the Company’s ability to continue as a going concern. During the audit for the fiscal years ended June 30, 2024 and June 30, 2025 and the subsequent period through the dismissal date of April 16, 2026, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses as disclosed in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2025.

During the fiscal years ended June, 30 2024 and 2025, and the subsequent interim period prior to the Company’s engagement of HTL on April 16, 2026, neither the Company nor anyone on behalf of the Company consulted with HTL regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by HTL that HTL concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

The Company provided Marcum Asia with the disclosures in this current report on Form 6-K and requested that Marcum Asia furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not they agree with such disclosures. Marcum Asia’s letter of response is filed as an exhibit to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
16.1	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission, dated April 17, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2026

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and
Chairman of the Board of Directors

[Signature Page to Form 6-K]

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